UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: **March 7, 2006**
(Date of Earliest Event Reported)



INTEGRATED ALARM SERVICES GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-50343	42-1578199
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Capital Center, 99 Pine Street 3rdFloor, Albany, NY 12207
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:**(518) 426-1515**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENT.

On March 2, 2006, Contrarian Capital Management, LLC ("CCM") filed a Form 13D/A indicating that it had sent a letter to Integrated Alarm Services Group, Inc. ("IASG") and to IASG's Board regarding certain stated concerns and attaching a copy of that letter. In its letter, CCM requested that IASG's Board immediately respond to the concerns set forth in the letter. On March 7, 2005, IASG's Chairman and Chief Executive Officer responded to CCM's letter on behalf of IASG's Board. A copy of the response letter is filed herewith as an Exhibit.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

  (a) None

  (b) None

  (c) Exhibits

The following document is included as an exhibit to this Form 8-K. Any exhibit below incorporated by reference herein is indicated as such by the information supplied in the parenthetical thereafter. If no parenthetical appears after an exhibit, such exhibit is filed or furnished herewith.

EXHIBIT	DESCRIPTION
99.1	Letter to Contrarian Capital Management, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTEGRATED ALARM SERVICES GROUP, INC.

By: /s/ Timothy M. McGinn

Timothy M. McGinn
Chairman and Chief Executive Officer

Dated: March 7, 2006